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                            September 28, 2020

       Anne Liversedge
       Corporate Secretary
       Teekay LNG Partners L.P.
       4th Floor, Belvedere Building
       69 Pitts Bay Road
       Hamilton, HM 08
       Bermuda

                                                        Re: Teekay LNG Partners
L.P.
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed April 9, 2020
                                                            Form 6-K Filed
August 13, 2020
                                                            File No. 001-32479

       Dear Ms. Liversedge:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K Filed August 13, 2020

       Definitions and Non-GAAP Financial Measures, page 6

   1. You present the non-GAAP measure Adjusted Revenues which includes revenues from your proportionate
economic ownership of each vessel owned by your equity-accounted joint ventures. Please
tell us whether you have any legal claims to the revenues of your equity-accounted joint
ventures, why this presentation is not an individually tailored accounting principle
and why you believe your presentation in in compliance with 100(b)
                                                        of Regulation G. Please
refer to Question 100.04 of the Non-GAAP C&DI.
 Anne Liversedge
FirstName LastNameAnne
Teekay LNG  Partners L.P. Liversedge
Comapany 28,
September NameTeekay
              2020      LNG Partners L.P.
September
Page 2    28, 2020 Page 2
FirstName LastName
Form 20-F for the Year Ended December 31, 2019

Selected Financial Data
Non-GAAP Measures, page 5

2. We note that voyage expenses include all expense unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. We also note that you pay for voyage expenses for voyage charters and that the customer pays voyage expenses under time charters. Tell us whether voyage expenses for your voyage charters are passed through to your customers at cost or marked
         up. If passed through at cost, confirm to us that the same amount recognized as voyage expense is recognized within revenues as reimbursement for such costs.
3. We note your presentation of the non-GAAP measure net voyage revenues. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting this as a measure of revenue. If net voyage revenues is intended to be presented as a measure of gross profit, tell us whether and, if so, how, you considered the use of a different caption and the presentation of a reconciliation for this non-GAAP measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K.
         Alternatively, if net voyage revenues is intended to be a measure of gross profit, explain to us how you considered presenting the reimbursement of voyage expenses as a separate revenue item on the face of your consolidated statements of income.
4. We note your adjustment for direct finance and sale-type lease payments received in excess of revenue recognized within your adjusted EBITDA reconciliation. Please describe how this adjustment is calculated and why you believe this is not an individually tailored accounting principle, Please refer to Question 100.04 of the Non-GAAP CD&I.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus
Rodriguez,
Accounting Branch Chief, at 202-551-3752 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation